Mail Stop 3561

May 8, 2007

Andrew J. Littlefair
President and Chief Executive Officer
Clean Energy Fuels Corp.
3020 Old Ranch Parkway, Suite 200
Seal Beach, California 90740

> **Re: Clean Energy Fuels Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 4, 2007**
> **File No. 333-137124**

Dear Mr. Littlefair:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note that you expect your initial public offering price will be between $13 and $17 per share. However, this price range is too wide. Therefore, please disclose a more narrow range for your offering price.

Sales of Common Stock, page 97

2. We note your response to comment 46 in our letter dated October 3, 2006. Please disclose how each of your selling shareholders received the beneficially owned shares.

Fiscal Year Ended December 31, 2006 Compared to Fiscal Year Ended…, page 43

3. We note your response to comment 8 in our letter dated April 25, 2007 and were unable to recompute the volume component of gas sales change, which you backed into in your calculation. Based on the change in volumes disclosed on page 43, we calculated a volume variance of $14.4 million rather than $9.2 million. Please advise or revise to disclose the extent to which the increase in revenue is attributable to price and volume increases and ensure that price and volume variances can be recomputed based on the disclosed changes in price per gasoline gallon equivalent and gasoline gallon equivalents delivered.

Principal and Selling Stockholders, page 99

4. We note your response to comments 47 and 48 in our letter dated October 3, 2006. In this regard, we note that you are registering the re-sale of an aggregate of 10,000,000 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering, and the selling security holders, this re-sale transaction appears to be a primary offering. Therefore, please revise your document to identify your affiliates, such as Boone Pickens, Perseus ENRG Investment, L.L.C., Madeleine Pickens, and Andrew J. Littlefair. It appears that, based upon the disclosure in your Plan of Distribution section, the re-sale offering is being underwritten with the same terms and price as your primary offering. If you disagree with our determination, please advise the staff of the company's basis for determining that this aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to in telephone interpretation no. D.29 under Securities Act Rule 415 in the Manual of Publicly Available Telephone Interpretations.

Consolidated Statements of Cash Flows, page F-6

5. We note your response to comment 11 in our letter dated April 25, 2007. As it appears the margin deposit was actually returned to Boone Pickens in January 2007, please explain to us how you concluded it was appropriate to present this transaction, along with the payment of the line of credit, in your 2006 cash flow statement. In this regard, we note that you did not reflect your portion of the margin deposit refund on the cash flow statement until 2007. Further, please explain to us why the return of the margin deposit directly to Boone Pickens and the cancellation of all amounts owed under the line of credit are reflected as cash transactions on your financial statements.

(b) Stock Option Plan, page F-16

6. We note your response to comment 14 in our letter dated April 25, 2007 and were unable to locate certain disclosures required by paragraphs A240c.(2), A240d.(1) and A240d.(2) of SFAS 123R. Please advise or revise as appropriate.

(c) Exercise of Warrants; Equity Option Agreements, page F-17

7. We note your response to comment 17 in our letter dated April 25, 2007. We are still unclear as to why you "required" two shareholders to purchase common stock at $2.96 per share in early 2006, at which time you represent the estimated market price was approximately $10 per share. Please explain to us in detail your business reasons behind this decision.

Note (10) Related Party Transactions, page F-24

8. Please disclose the fair value of the warrants issued to Boone Pickens in exchange for the assumption of certain futures contracts. Please show us in detail how you calculated the fair value, including all applicable assumptions. Additionally, as your anticipated initial public offering price of $15 per share is more than the estimated fair value of the underlying stock of $10 per share at the date of the warrant issuance, your response should discuss and quantify the intervening economic events that occurred, operationally, financially, and otherwise, between the warrant issuance date and the most recent practicable date that caused a fluctuation or fluctuations in the fair value of your stock. Finally, if you determine the fair value of the warrants exceeded $78 million, please explain to us how you intend to revise your financial statements, including the footnotes, to reflect this excess distribution.

Item 16. Exhibits and Financial Statement Schedules, page II-2

9. We note your response to comment 62 in our letter dated October 3, 2006. At the end of your exhibit table, you state that all the exhibits marked with a single star "*" are to be filed by amendment. However, it appears as if you have filed all required exhibits. Please revise or advise.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sarah Goldberg, Staff Accountant, at (202) 551-3340 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John J. Hentrich, Esq.
       Sheppard, Mullin, Richter & Hampton LLP
       Via Facsimile